June 21, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Invitrogen Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File No. 000-25317

Dear Mr. Rosenberg:

This letter is in response to your letter dated June 7, 2007 regarding the above subject matter. In your letter you requested that we respond by June 21, 2007. We have been preparing a substantive response to your comments, but we are still gathering information. We expect to provide a substantive response by June 30, 2007.

Please contact me with any questions at (760) 603-6454.

Sincerely,

/s/ David F. Hoffmeister
David F. Hoffmeister,
Senior Vice President and Chief Financial Officer